Radix Motion Inc
Financial Statements for year end 2018 and 2019

(Unaudited)

Radix Motion Inc
Balance Sheet
As of December 31, 2019

	Total	
	As of Dec 31, 2019	As of Dec 31, 2018 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Analysis Checking (3529)	9,859.96	0.43
Total Bank Accounts	**$ 9,859.96**	**$ 0.43**
Total Current Assets	**$ 9,859.96**	**$ 0.43**
TOTAL ASSETS	**$ 9,859.96**	**$ 0.43**
LIABILITIES AND EQUITY		
Total Liabilities		
Equity		
Common Stock	80.00	80.00
Loan (SAFE)	90,000.00	
Retained Earnings	-79.57	
Net Income	-80,140.47	-79.57
Total Equity	**$ 9,859.96**	**$ 0.43**
TOTAL LIABILITIES AND EQUITY	**$ 9,859.96**	**$ 0.43**

Friday, Jul 17, 2020 01:25:17 PM GMT-7 - Accrual Basis

Radix Motion Inc
Profit and Loss
January - December 2019

	Total	
	Jan - Dec 2019	Jan - Dec 2018 (PP)
Income		
Arcade Income	3.67	
Total Income	**$ 3.67**	**$ 0.00**
Gross Profit	**$ 3.67**	**$ 0.00**
Expenses		
Bank Charges & Fees	355.00	80.04
Conferences	3,435.10	
Contractors	25,200.00	
Delaware eCorp Tax	450.00	
Meals & Entertainment	12,483.00	
Office Supplies & Software	5,416.01	
Payroll taxes	2,335.04	
Salaries and wages	22,910.38	
Travel	7,561.05	
Total Expenses	**$ 80,145.58**	**$ 80.04**
Net Operating Income	**-$ 80,141.91**	**-$ 80.04**
Other Income		
Other Miscellaneous Income	1.44	0.47
Total Other Income	**$ 1.44**	**$ 0.47**
Net Other Income	**$ 1.44**	**$ 0.47**
Net Income	**-$ 80,140.47**	**-$ 79.57**

Friday, Jul 17, 2020 01:27:03 PM GMT-7 - Accrual Basis

Radix Motion Inc
Statement of Cash Flows
January - December 2018

	Total	
OPERATING ACTIVITIES		
Net Income		-79.57
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	-$	79.57
FINANCING ACTIVITIES		
Common Stock		80.00
Net cash provided by financing activities	$	80.00
Net cash increase for period	$	0.43
Cash at end of period	$	0.43

Friday, Jul 17, 2020 01:29:22 PM GMT-7

Radix Motion Inc
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-80,140.47
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	-$	**80,140.47**
FINANCING ACTIVITIES		
Loan (SAFE)		90,000.00
Net cash provided by financing activities	$	**90,000.00**
Net cash increase for period	$	**9,859.53**
Cash at beginning of period		0.43
Cash at end of period	$	**9,859.96**

Friday, Jul 17, 2020 01:28:59 PM GMT-7

Radix Motion, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2018 -2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Radix Motion, Inc. ("the Company") is a corporation formed under the laws of the
State of Delaware.
The company is not yet generating revenu. The Company will generate revenue from
its AR/VR products. The Company is conducting an equity crowdfund offering during
the 4th quarter of 2020 for the purpose of raising capital. The Company's ability to
continue as a going concern or to achieve management's objectives may be
dependent on the outcome of the offering or management's other efforts to raise
operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with
accounting principles generally accepted in the United States of America ("US GAAP").

Inventory
The Company does not maintain any inventory items relevant to its operation.

Property and Equipment
The Company does not currently capitalize any goodwill.

NOTE C- LEASES

The company does not lease any offices.

NOTE D- INCOME TAXES
The Company is subject to tax filing requirements in the federal jurisdiction of the
United States. The Company recorded a net operating loss in 2018 and 2019 and has
filed taxes accordingly.

In 2019 the company filed to do bussiness in California and as such has complied with
Franchise Tax requirements in the State of California. The Company's
California tax filings for 2019 have been filed and will be subject to review by that
State.

RADIX MOTION INC

Statement of Changes in Stockholder Equity
For the period from January 1, 2019 to December 31, 2019

	Common Stock		Additional	Accumulated	Total
	Shares	Amount	Paid-In-Capital	Deficit	
Balance January 1, 2019	8,000,000	$ 80.00	$ -	$ (79.57)	$ 0.43
Issuance of common stock	-	$ -	$ -	-	$ -
Stock compensation expense	-	$ -	$ -	-	$ -
Net loss				$ (80,140.47)	$ (80,140.47)
Balace December 31, 2019	8,000,000	$ 80.00	$ -	$ (80,220.04)	$ (80,140.04)